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www.skadden.com

May 26, 2022

BY HAND AND EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Benjamin Holt

RE:     Sands China Ltd.
Amendment No.1 to Registration Statement on Form F-4
Filed April 4, 2022
File No. 333-262328

Dear Mr. Holt:

On behalf of our client, Sands China Ltd. (“we,” “our” or the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 26, 2022 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form F-4 filed on April 4, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, the Amendment No. 2 to the Registration Statement on Form F-4 (the “Amendment No. 2”) in response to the Staff’s comments and to reflect certain other changes. For the Staff’s convenience, we will also deliver by e-mail a copy of the Amendment No. 2 marked to show changes from the Amendment No. 1.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment No. 2. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment No. 2.

Mr. Benjamin Holt
Securities and Exchange Commission
May 26, 2022

Amendment No.1 to Registration Statement on Form F-4 filed April 4, 2022

Cover Page

1.	Disclosure provided in response to prior comment 2 suggests that only your back office support operations in mainland China would be subject to the Chinese government’s significant oversight, discretion and control over the manner in which businesses must conduct their activities. Please revise to provide a clear statement addressing the risk that the Chinese government would exercise significant direct or indirect oversight, discretion or control over the manner in which you conduct business in Macau and Hong Kong. Please also clarify the nature and significance to the company of the back office operations and the impact of the Chinese government’s oversight, discretion and control over these operations and the resulting impact on the company’s Macau and Hong Kong operations. Please revise similar disclosure appearing on page 7 and on page 24.
In response to the Staff's comment, the Company has revised the disclosure on the prospectus cover page, page 7 and page 25 accordingly.

2.	We note that you cite various ways in which China is different from most developed countries. Please revise to provide a clear statement as to whether you face risks associated with the level of Chinese government involvement, control of capital investment, control of foreign exchange and allocation of resources. Please elaborate on these risks in the risk factors section.
In response to the Staff's comment, the Company has revised the disclosure on the prospectus cover page, pages 6-7 and pages 25-27 accordingly.

3.	We note that you have stated that you face risks and uncertainties as to whether and how recent Chinese government statements and regulatory developments could affect your operations and securities. Please also address statements related to anti-monopoly concerns, as requested in prior comment 2.
In response to the Staff's comment, the Company has revised the disclosure on the prospectus cover page, pages 6-7 and pages 25-27 accordingly.

4.	Please elaborate, in an appropriate section of the prospectus, on the “data privacy obligations” that are required by the PIPL. Also clarify whether you will be required to conduct a cybersecurity review if the PIPL applies.
In response to the Staff's comment, the Company has revised the disclosure on pages 25-26 accordingly.

5.	Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, payments or distributions have been made to date between you and your subsidiaries, or to investors, and quantify the amounts where applicable.
In response to the Staff's comment, the Company has revised the disclosure on the prospectus cover page and pages 8-9 accordingly.

Mr. Benjamin Holt
Securities and Exchange Commission
May 26, 2022

Summary, page 1

6.	Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries and parent, and the direction of transfer. Similarly quantify payments or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, payments or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors and others outside of Macao, China or Hong Kong. Describe any restrictions and limitations on your ability to make payments to U.S. investors under or with respect to the Notes.
In response to the Staff's comment, the Company has revised the disclosure on the prospectus cover page and pages 8-9 accordingly.

Risk Factor Summary, page 6

7.	Please revise the language leading in to the bullet points to refer to doing business in China, “including Hong Kong and Macau” so that it is clear that risks also apply to your operations in Macau and Hong Kong, and not solely to the back office operations in mainland China. In general, your disclosure should clarify the risks involving Chinese law and regulations, as well as Chinese government oversight, intervention or influence, as applied to your operations in Macau and Hong Kong, and not only the operations of the back office subsidiaries in mainland China.
In response to the Staff's comment, the Company has revised the disclosure on the prospectus cover page, page 7 and page 25 accordingly.

8.	In the third bullet point, where you refer to significant control over offerings of securities, please add a reference to foreign investment in China-based issuers. Where you describe the potential impacts on the company as a result of the items described in the bullet point, please add that these items could result in a material change to your operations.
In response to the Staff's comment, the Company has revised the disclosure on page 7 and pages 25-26 accordingly.

9.	The risk described in the fourth bullet point relates to the risks related to the oversight, discretion or control that may be exercised by the Chinese government in relation to the back office subsidiaries located in China, and the possibility that this might change in the future. Please revise to address the risk that China’s government may now or in the future directly or indirectly exert its oversight, discretion or control over your businesses operating in Macau or Hong Kong.
In response to the Staff's comment, the Company has revised the disclosure on the prospectus cover page, page 7 and page 25 accordingly.

10.	In the sixth bullet point, you state that you are not currently required to obtain any permission or approval from the CSRC, CAC, or any other mainland Chinese governmental authority, other than standard business licenses issued to your two back office subsidiaries located in China. Please disclose the basis for your determination that permissions and approvals are not required. If the determination is based on the opinion of counsel, please identify counsel and file its consent. Please also describe the consequences to you and your investors if you have inadvertently concluded that such permissions or approvals are not required, or if applicable laws, regulations or interpretations change and you are required to obtain such permissions or approvals in the future. Please also state whether any permissions or approvals have been denied.

Mr. Benjamin Holt
Securities and Exchange Commission
May 26, 2022

In response to the Staff's comment, the Company has revised the disclosure on page 7 and page 26 accordingly.

Risk Factors, page 19

11.	Disclosure provided in response to comment 7 suggests that only your back office support operations in mainland China would be subject to the Chinese government’s significant oversight, discretion and control over the manner in which businesses must conduct their activities. Please revise the language in the page 24 risk factor beginning with, "Our business, financial condition and results of operations...," so that it is clear that the risks also apply to your operations in Macau and Hong Kong, and not solely to the back office operations in mainland China. Please also clarify the nature and significance to the company of the back office operations and the impact of the Chinese government’s oversight, discretion and control on these operations and the resulting impact on the company’s Macau and Hong Kong operations. Additionally, please revise your risk factors disclosure as appropriate in relation to our cover page, summary, and risk factor summary comments.
In response to the Staff's comment, the Company has revised the disclosure on the prospectus cover page, pages 6-7 and page 25 accordingly.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact the undersigned at (212) 735-2227.

Sincerely,

/s/ Michael J. Hong

Michael J. Hong

cc: Sun MinQi (Dave), Senior Vice President and Chief Financial Officer, Sands China Ltd.